                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      Medical Information Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                       N/A
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas C. Chase, Esq.
                                  Hill & Barlow
                             One International Place
                                Boston, MA 02110
                                  617-428-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 27, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------------------------------------------------------------------------
(1)     Name of Reporting Person

        Jerome H. Grossman, M.D.
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group
                                                           (a)      [X]
                                                           (b)      [ ]
--------------------------------------------------------------------------------
(3)     SEC Use Only


--------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS

        PF (See Item 2 of Schedule 13D.)
--------------------------------------------------------------------------------
(5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------
                               (7)    Sole Voting Power
          NUMBER OF
           SHARES                     1,011,350
        BENEFICIALLY          --------------------------------------------------
          OWNED BY             (8)    Shared Voting Power
            EACH
          REPORTING                   876,598
           PERSON             --------------------------------------------------
            WITH               (9)    Sole Dispositive Power

                                      1,011,350
                              --------------------------------------------------
                               (10)   Shared Dispositive Power

                                      876,598
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

        1,887,948*
--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        [ ]

--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)

        5.64%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person

        IN
--------------------------------------------------------------------------------

*Includes 602,500 shares owned of record by Jerome H. Grossman's wife, Barbara
N. Grossman; 187,500 shares held in trust by the Grossman Family 2000 Irrevocable Trust, of which Barbara N. Grossman is the co-trustee and shares beneficial ownership with Thomas C. Chase; and 86,598 shares held in trust by The Elizabeth Grossman 1990 Trust, of which Barbara N. Grossman is co-trustee and shares beneficial ownership with Elizabeth Grossman. Dr. J. Grossman disclaims beneficial ownership of all shares other than the 1,011,350 directly owned by him.

--------------------------------------------------------------------------------
(1)     Name of Reporting Person

        Barbara N. Grossman
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group
                                                           (a)      [X]
                                                           (b)      [ ]
--------------------------------------------------------------------------------
(3)     SEC Use Only


--------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS

        00 (See Item 2 of Schedule 13D.)
--------------------------------------------------------------------------------
(5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------
                               (7)    Sole Voting Power
          NUMBER OF
           SHARES
        BENEFICIALLY          --------------------------------------------------
          OWNED BY             (8)    Shared Voting Power
            EACH
          REPORTING                   876,598
           PERSON             --------------------------------------------------
            WITH               (9)    Sole Dispositive Power

                              --------------------------------------------------
                               (10)   Shared Dispositive Power

                                      876,598
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

        876,598*
--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        [ ]

--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)

        2.62%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person

        IN
--------------------------------------------------------------------------------

*Includes 602,500 shares that the Reporting Person owns of record, and to which she has shared voting and disposition power with her husband, Jerome H. Grossman; 187,500 shares as to which the Reporting Person has shared voting and disposition power with her husband, Jerome H. Grossman, pursuant to her position as the co-trustee for the Grossman Family 2000 Irrevocable Trust (Thomas C. Chase is also co-trustee); and 86,598 shares as to which the Reporting Person has shared voting and disposition power with her husband, Jerome H. Grossman, pursuant to her position as co-trustee of The Elizabeth Grossman 1990 Trust (her daughter, Elizabeth Grossman is also co-trustee).

--------------------------------------------------------------------------------
(1)     Name of Reporting Person

        Thomas C. Chase, as co-trustee of the Grossman Family 2000
        Irrevocable Trust
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group
                                                           (a)      [X]
                                                           (b)      [ ]
--------------------------------------------------------------------------------
(3)     SEC Use Only


--------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS

        00 (See Item 2 of Schedule 13D.)
--------------------------------------------------------------------------------
(5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------
                               (7)    Sole Voting Power
          NUMBER OF
           SHARES
        BENEFICIALLY          --------------------------------------------------
          OWNED BY             (8)    Shared Voting Power
            EACH
          REPORTING                   187,500
           PERSON             --------------------------------------------------
            WITH               (9)    Sole Dispositive Power

                              --------------------------------------------------
                               (10)   Shared Dispositive Power

                                      187,500
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

        187,500*
--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        [ ]

--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)

        .56%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person

        IN
--------------------------------------------------------------------------------

*The Reporting Person shares voting and disposition power with Barbara N. Grossman, as co-trustee of the Grossman Family 2000 Irrevocable Trust as to these 187,500 shares.

--------------------------------------------------------------------------------
(1)     Name of Reporting Person

        Elizabeth Grossman, as co-trustee of The Elizabeth Grossman 1990 Trust
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group
                                                           (a)      [X]
                                                           (b)      [ ]
--------------------------------------------------------------------------------
(3)     SEC Use Only


--------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS

        00 (See Item 2 of Schedule 13D.)
--------------------------------------------------------------------------------
(5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------
                               (7)    Sole Voting Power
          NUMBER OF
           SHARES
        BENEFICIALLY          --------------------------------------------------
          OWNED BY             (8)    Shared Voting Power
            EACH
          REPORTING                   86,598
           PERSON             --------------------------------------------------
            WITH               (9)    Sole Dispositive Power

                              --------------------------------------------------
                               (10)   Shared Dispositive Power

                                      86,598
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

        86,598*
--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        [ ]

--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)

        .26%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person

        IN
--------------------------------------------------------------------------------

*The Reporting Person shares voting and disposition power with Barbara N. Grossman, as co-trustee of the Elizabeth Grossman 1990 Trust as to these 86,598 shares.

--------------------------------------------------------------------------------
(1)     Name of Reporting Person

        Seymour Grossman, M.D., as trustee of The Katherine Grossman Minor's Trust and The Amelia Grossman Minor's Trust
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group
                                                           (a)      [X]
                                                           (b)      [ ]
--------------------------------------------------------------------------------
(3)     SEC Use Only


--------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS

        00 (See Item 2 of Schedule 13D.)
--------------------------------------------------------------------------------
(5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------
                               (7)    Sole Voting Power
          NUMBER OF
           SHARES                     173,196
        BENEFICIALLY          --------------------------------------------------
          OWNED BY             (8)    Shared Voting Power
            EACH
          REPORTING
           PERSON             --------------------------------------------------
            WITH               (9)    Sole Dispositive Power

                                      173,196
                              --------------------------------------------------
                               (10)   Shared Dispositive Power


--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

        173,196*
--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        [ ]

--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)

        .52%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person

        IN
--------------------------------------------------------------------------------

*Includes 86,598 shares as to which the Reporting Person has sole voting and disposition power as the trustee of the Katherine Grossman Minor's Trust, and 86,598 shares as to which the Reporting Person has sole voting and disposition power as the trustee of the Amelia Grossman Minor's Trust.

Item 1.  Security and Issuer

     This Statement on Schedule 13D relates to the Common Stock, par value $1.00 per share, (the "Common Stock") of Medical Information Technology, Inc., a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at Meditech Circle, Westwood, MA 02090.

Item 2.  Identity and Background

     (a) This Schedule 13D is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     (i)       Jerome H. Grossman, M.D.;

     (ii) Barbara N. Grossman, individually and as co-trustee of the Grossman Family 2000 Irrevocable Trust, and co-trustee of The Elizabeth Grossman 1990 Trust;

     (iii) Thomas C. Chase, as co-trustee of the Grossman Family 2000 Irrevocable Trust;

     (iv) Elizabeth Grossman, as co-trustee of The Elizabeth Grossman 1990 Trust; and

     (v) Seymour Grossman, M.D., as trustee of The Katherine Grossman Minor's Trust, and The Amelia Grossman Minor's Trust.

     (b)       The principal addresses of the Reporting Persons are as follows:

     (i) The principal business address of Jerome H. Grossman is: c/o Lion Gate Management Corporation, 104 Mt. Auburn Street, 3R, Cambridge, MA 02138;

     (ii) The principal residence address of Barbara N. Grossman is 72 Spooner Road, Chestnut Hill, MA 02167;

     (iii) The principal business address of Thomas C. Chase is Hill & Barlow, One International Place, Boston, MA 02110.

     (iv) The principal residence address of Elizabeth Grossman is 3808 W St., N.W., Washington, D.C. 20007; and

     (v) The principal residence address of Seymour Grossman is 2661 Cedar Street, Berkeley, CA 94708.

     (c) The principal occupation and business address of the Reporting Persons are as follows:

     (i) The principal occupation of Jerome H. Grossman is Chief Executive Officer of Lion Gate Management Corporation, with a business address of: 104 Mt. Auburn Street, 3R, Cambridge, MA 02138. Dr.
               J. Grossman is also a director of the Issuer;

     (ii) The principal occupation of Barbara N. Grossman is that of full time volunteer in the area of urban health and education;

     (iii)     The principal occupation of Thomas C. Chase is that of attorney;

     (iv) The principal occupation of Elizabeth Grossman is that of science policy analyst; and

     (v) The principal occupation of Seymour Grossman is that of physician.


     (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violation with respect to such laws.

     (f) All of the Reporting Persons are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

     Jerome H. Grossman ("Dr. J. Grossman") originally purchased 627 shares of Common Stock, using personal funds, for an aggregate amount of $1,254 in 1969. The Common Stock has split numerous times since then. The shares beneficially owned by Barbara N. Grossman (Dr. J. Grossman's wife), Thomas C. Chase (an attorney for Dr. and Mrs. J. Grossman), Elizabeth Grossman (Dr. J. Grossman's daughter), and Seymour Grossman, M.D. (Dr. J. Grossman's brother), were transferred by gift from shares owned by Dr. J. Grossman or Barbara N. Grossman, who originally obtained her shares by gift from Dr. J. Grossman. Dr. J. Grossman disclaims beneficial ownership of any shares other than the 1,011,350 shares owned outright by him.

Item 4.  Purpose of Transaction

     The Reporting Persons filing this Schedule 13D initially acquired the Common Stock for investment purposes. However, the Reporting Persons have become increasingly concerned with the management of the business and finances of the Issuer. As a director of the Issuer, Dr. J. Grossman is particularly concerned with the value of the Issuer's Common Stock, and believes that management, as well as the Board of Directors, are not discharging their fiduciary duties to the stockholders for the reasons set forth more fully below. Dr. J. Grossman has expressed his dissatisfaction to the other Board members, along with other key members of management. However, Dr. J. Grossman believes that neither management nor the Board has taken the steps necessary to correct these problems.

     Subsequently, the Reporting Persons discussed the issues described above, and orally agreed to form a group, comprised of the shares held individually by Dr. and Mrs. J. Grossman, along with the shares held in trust by Barbara N. Grossman, Thomas C. Chase, Elizabeth Grossman, and Seymour Grossman for the benefit of the Grossman Family 2000 Irrevocable Trust, The Elizabeth Grossman 1990 Trust, The Katherine Grossman Minor's Trust, and The Amelia Grossman Minor's Trust. The purpose of forming the group is to influence the business and affairs of the Issuer with the intent of maximizing stockholder value. To that end, the Reporting Persons may furnish information to and solicit support from other stockholders of the Issuer in furtherance of the goals of the group and will request from the Issuer a list of such stockholders to permit such process of information and solicitation.

     Accordingly, the Reporting Persons have decided to consider and possibly promote appropriate methods to maximize stockholder value and the profitability and liquidity of his/her investment, including, without limitation, a number of potential actions described below.

     (i) The Reporting Persons may suggest that the Issuer obtain and utilize professional appraisals to value the Issuer properly both for stock plan purposes, to protect the Issuer from tax exposure to the extent the Company is being valued at an artificially low price, and to provide an advantage to stockholders who, it is believed by the Reporting Persons, are currently led to believe by the Issuer that this artificially low price is an appropriate sales price in the event that such stockholders wish to sell shares. Currently, the Reporting Persons believe that the Issuer is relying on an outdated valuation methodology that does not properly reflect the Issuer's current fair value.

     (ii) Since the 1996 registration of the Issuer's common stock on Form 10, pursuant to Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"), the Issuer has been a public company, and as such, the Reporting Persons may suggest that the Issuer comply with proxy rules applicable to public companies pursuant to Section 14 of the Exchange Act. These rules generally require the filing of a copy of the proxy statement with the SEC if proxies are solicited, or an equivalent information statement if proxies are not solicited. It is the belief of the Reporting Persons that no proxy statements or information statements have been filed with the SEC since the Issuer became a public company.

     (iii) In order to create liquidity for the Issuer's common stock, as well as to maximize stockholder value, including the value of the shares of the Issuer held in the employee retirement trust referred to in (viii) below, the Reporting Persons may suggest that the Issuer evaluate the possibility of listing its common stock on Nasdaq or a national exchange. To that end, the Reporting Persons may also suggest that the Issuer remove the references to transfer restrictions that are currently being placed on share certificates and on Statements of Stock Ownership, as it does not appear to the Reporting Persons that the Articles of Amendment to the Issuer's Articles of Organization, containing the purported transfer restrictions on the Issuer's stock, were ever filed with the Massachusetts Secretary of State, and as such, the Issuer's common stock is in fact unrestricted and freely transferable (except for any applicable federal or state securities law restrictions). The Reporting Persons may also suggest that the Issuer amend its current Schedule 10-K to correct the following inaccuracy contained therein: "The Company's Common Stock is subject to right of first refusal restrictions upon sale, assignment, transfer, pledge or other disposition of any of its shares," and either delete or correct the Exhibits that contain the Articles of Organization and Articles of Amendment thereto. Dr.
J. Grossman may also file a civil action against the Issuer requesting a declaration by a court to the effect that the purported transfer restrictions are not effective. The Issuer has, from time to time, made limited repurchases of the Issuer's common stock (typically, less than 1% of its issued and outstanding shares per annum). The Reporting Persons may also suggest that the Issuer evaluate the possibility of implementing a more extensive and more frequent stock buyback program, at appropriate prices, with funds otherwise invested in illiquid investments, as referred to in (vi) below. The Reporting Persons may also seek one or more buyers (other than the Issuer) for all or a portion of their shares in the Issuer or may seek to promote interest in purchasing shares of the Issuer generally.

     (iv) Dr. J. Grossman has learned that he will not be re-elected to the Board in 2002 as a result of the proposal of certain members of management to reduce the size of the Board. Dr. J. Grossman has reason to believe that this decision was in response to the efforts of Dr. J. Grossman to raise some or all of the issues described in this Schedule 13D. Dr. J. Grossman believes that his efforts to raise these issues have incorrectly been characterized by management in communications with the Board as "disloyal" and "troublemaking." The Reporting Persons may request that management cease engaging in behavior which misuses its voting power with respect to the election of directors and which breaches its fiduciary duties to the stockholders of the Issuer by attempting to perpetuate management policies contrary to the best interests of the stockholders.

     (v) The Reporting Persons may also suggest that the Issuer adopt procedures by which to evaluate expressions of interest from third parties relating to possible acquisitions of equity in the Issuer. In March 2001, a third party expressed to management its interest in acquiring the Issuer. This interest was subsequently reflected in a letter from the Chief Executive Officer of that potential acquirer addressed to the Chief Executive Officer of the Issuer, who, without consulting the Board, indicated that the Issuer would not be interested in such a transaction. It came to the attention of Dr. J. Grossman, in his capacity as a director of the Issuer, that a number of the other Board members were not apprised on a timely basis of that expression of interest, and therefore did not have the opportunity to evaluate the fairness or advisability of a potential transaction or to instruct management to obtain more information about the possible offer.

     A similar expression of interest was received by the Issuer (addressed to a purported Special Committee of the Board) in December 2001. The Reporting persons believe that no such Special Committee has been constituted and that the Board has not appropriately considered such expression of interest.

     Section 65 of Chapter 156B of the Massachusetts General Laws requires each officer and director of a corporation to "perform his duties as such, including. . . his duties as a member of a committee. . .[1] in good faith,
.. . . [2] in a manner he reasonably believes to be in the best interests of the corporation, and [3] with such care as an ordinarily prudent person in a like position would use under similar circumstances." The Reporting Persons believe that, in the context of a potential acquisition by a third party, the board has a fiduciary duty to consider the offer.

     The Reporting Persons understand that, in evaluating the offer, a board of directors may also consider the interests of all stockholders, as well as the interests of employees, creditors and customers. A board may also consider the long-term and short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation. However, it is the belief of the Reporting Persons that the decision in such matters is to be made by the board or a special committee of the board, and not merely by the officers, of the Issuer.

     As the board is under a fiduciary duty to consider any such offer, the Reporting Persons may suggest that the Issuer appoint a special committee to evaluate any potential overtures, and that the committee should have the benefit of professional advice, including that of accountants, attorneys and financial advisors. It should not, however, be assumed that the Reporting Persons are advocating or seeking to cause the Issuer to pursue any particular course of action or pursue any particular strategic alternative.

     (vi) The Reporting Persons may also suggest that the Issuer refrain in the future from investing its excess cash (i.e., it cash in excess of the amounts needed for the Issuer's intended business activities) in potentially illiquid investments such as the purchase of office space in quantities greatly in excess of the actual facilities needs of the Issuer. The Reporting Persons may suggest that the implications of such an investment program be reviewed by the independent auditors and counsel of the Issuer. The Reporting Persons may suggest that management seek approval of the stockholders of the Issuer if there is a plan to enter into a business segment (namely, the real estate investment business) which is materially different from the business of the Issuer, as reported in the Issuer's latest Report on Form 10-K (the development of the "hospital information system," a cohesive set of software products designed from the onset to work in conjunction with the overall operation of the hospital and to minimize the need for specialized interfaces).

     (vii) The Reporting Persons may suggest that the management of the Issuer refrain from causing the Issuer to employ or enter into business arrangements with persons members of the immediate family of or are otherwise associated with management, except upon terms no less favorable than those obtainable from unrelated third parties and following approval of a majority of the disinterested members of the Board. The Reporting Persons may suggest that the Issuer disclose in appropriate filings any such transactions in excess of $60,000 in any year and any other direct or indirect business relationships between or among directors of the Issuer or their affiliates.

     (viii) The Reporting Persons may suggest that the Board reassess its policies with respect to the employee retirement trust maintained by the Issuer. This reassessment would entail the requirement of diversification of investments by the trust. It is believed that the trust is currently invested approximately 77% in the common stock of the Issuer (or a higher percentage, if the stock is currently undervalued, as suggested in (i) above). Except to the limited extent referred to in the third from the last sentence of (iii) above, there has not been provided a ready market or resale mechanism for such investments in the Issuer's stock, and the underlying assets of the issuer may themselves be potentially illiquid, in large part because of the devotion of a significant portion thereof to real estate investments not required for the operations of the Issuer. In addition, it may be suggested that professional investment management be secured by the trust and that the trustee be a person or firm engaged in the business of managing similar trust entities. It may be suggested that there is an inherent and impermissible conflict of interest between management, which wishes to maintain the illiquid nature of the Issuer's securities and possibly to vote the trust's shares in the Issuer to perpetuate the policies of the management, and the trust, the participants of which will look largely to the investments of the trust for retirement income and who are the employees whose financial well being is key to the continued success of the Issuer. It may also be suggested that it is inappropriate that a member of management of the Issuer be the trustee of the trust and thereby have the power to direct the voting and investment of its shares in the Issuer in a way which may potentially further the interests of management at the expense of the participants in the trust.

     (ix) The Reporting Persons may also suggest or take any other actions deemed by the Reporting Persons to be effective for the purpose of influencing the business and affairs of the Issuer, including the possibility of contacting other stockholders, with the intent of maximizing stockholder value. At this time, the Reporting Persons do not seek to acquire control of the Issuer.

Item 5.  Interest in Securities of the Issuer

    (a) Based on information included in the Issuer's most recent 10-Q filed for the quarter ended September 30, 2001, there were 33,500,566 shares of Common Stock outstanding as of that date. The Reporting Persons are the beneficial owners of the following shares of common Stock, which represents the following percentage of the total shares of outstanding Common Stock:

    (i) Jerome H. Grossman is the beneficial owner of 1,011,350 shares of Common Stock which he owns outright, and is the indirect owner of the 602,500 shares owned by his wife, Barbara N. Grossman, the 274,098 shares held by her as co-trustee of the Grossman Family 2000 Irrevocable Trust (187,500 shares), and as co-trustee of The Elizabeth Grossman 1990 Trust (86,598 shares), representing 5.64% of the total shares of outstanding Common Stock. Dr. J. Grossman disclaims beneficial ownership of the 876,598 shares held by his wife, and this report shall not be deemed an admission that Dr. J. Grossman is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Securities Act of 1934, as amended.

    (ii) Barbara N. Grossman, the wife of Jerome H. Grossman, is the beneficial owner of 602,500 shares of Common Stock which she owns of record, and is the beneficial owner of (i) 187,500 shares of Common Stock held as co-trustee of the Grossman Family 2000 Irrevocable Trust, for which Barbara N. Grossman shares voting and disposition power with Thomas C. Chase; and (ii) is the beneficial owner of the 86,598 shares of Common Stock held in trust for The Elizabeth Grossman 1990 Trust, for which Barbara N. Grossman is the co-trustee, and shares voting and disposition power with Elizabeth Grossman, representing approximately 2.62% of the total number of shares of Common Stock outstanding. Barbara N. Grossman shares voting and disposition power of all of her shares of Common Stock with Dr. J. Grossman.

    (iii) Thomas C. Chase, an attorney for Dr. and Mrs. J. Grossman, shares beneficial ownership of 187,500 shares of Common Stock held in trust for the Grossman Family 2000 Irrevocable Trust, as to which Thomas C. Chase is co-trustee, and shares voting and disposition power with Barbara N. Grossman, representing .56% of the total shares of Common Stock outstanding. To avoid double-counting, this .56% is not included in calculating the group's total ownership percentage; rather the 187,500 shares held for the benefit of the Grossman Family 2000 Irrevocable Trust are calculated as part of Barbara N. Grossman's total ownership percentage.

    (iv) Elizabeth Grossman, the daughter of Jerome H. Grossman and Barbara N. Grossman, is the beneficial owner of 86,598 shares of Common Stock held in trust for The Elizabeth Grossman 1990 Trust, as to which Elizabeth Grossman is co-trustee, and shares voting and disposition power with Barbara N. Grossman, representing .26% of the total shares of Common Stock outstanding. To avoid double-counting, this .26% is not included in calculating the group's total ownership percentage; rather the 86,598 shares held for the benefit of The Elizabeth Grossman 1990 Trust are calculated as part of Barbara N. Grossman's total ownership percentage.

    (v) Seymour Grossman, the brother of Jerome H. Grossman, is the beneficial owner of (i) 86,598 shares of Common Stock held in trust for The Katherine Grossman Minor's Trust, and (ii) 86,598 shares of Common Stock held in trust for The Amelia Grossman Minor's Trust, representing .52% of the total number of shares of Common Stock outstanding.

          As a group, the Reporting Persons own 6.15% of the total outstanding shares of Common Stock of the Issuer.

    (b) As of the date of this Statement on Schedule 13D, the Reporting Persons have the power to vote and dispose of the following shares of Common Stock:

    (i) Jerome H. Grossman has the sole power to direct the voting and disposition of the 1,011,350 shares of Common Stock held by him directly, and has shared power to direct the voting and disposition of the 876,598 shares held by his wife, Barbara N. Grossman;

    (ii) Barbara N. Grossman has shared power with her husband, Jerome H. Grossman, to direct the voting and disposition of the 602,500 shares of Common Stock held by her of record, and the 187,500 shares held by her as trustee of the Grossman Family 2000 Irrevocable Trust. Barbara
          N. Grossman also shares the power to direct the voting and disposition of the 86,598 shares held by her as co-trustee of The Elizabeth Grossman 1990 Trust with her daughter, Elizabeth Grossman;

    (iii) Thomas C. Chase has the shared power to direct the voting and disposition of the 187,500 shares held by her as co-trustee of the Grossman Family 2000 Irrevocable Trust with Barbara N. Grossman;

    (iv) Elizabeth Grossman has the shared power to direct the voting and disposition of the 86,598 shares held by her as co-trustee of The Elizabeth Grossman 1990 Trust with her mother, Barbara N. Grossman; and

    (v) Seymour Grossman has the sole power to direct the voting and disposition of 173,196 shares held by him as trustee of The Katherine Grossman Minor's Trust and The Amelia Grossman Minor's Trust.

    (c) There have been no transactions effected with respect to the Common Stock since November 15, 2001 by any of the Reporting Persons.

    (d)   Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     As described more fully in Item 4, the Reporting Persons listed in Item 2, have orally agreed to form a group for the purpose of influencing the business and affairs of the Issuer, including the possibility of contacting other stockholders, with the intent of maximizing stockholder value. At present, there are no contracts, voting agreements or other formal agreements between the Reporting Persons.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1 - Joint Filing Agreement

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 27, 2002

By:
         /s/ Jerome S. Grossman
         ---------------------------
         Jerome H. Grossman, M.D.



         /s/ Barbara N. Grossman
         ---------------------------
         Barbara N. Grossman



         /s/ Thomas C. Chase
         ---------------------------
         Thomas C. Chase



         /s/ Elizabeth Grossman
         ---------------------------
         Elizabeth Grossman


         /s/ Seymour Grossman
         ---------------------------
         Seymour Grossman, M.D.

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT
                             ----------------------

     Pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $1.00 per share, of Medical Information Technology, Inc., and that this Agreement be included as an Exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 27th day of February, 2002.

By:

         /2/ Jerome S. Grossman
         ---------------------------
         Jerome H. Grossman, M.D.



         /s/ Barbara N. Grossman
         ---------------------------
         Barbara N. Grossman



         /s/ Thomas C. Chase
         ---------------------------
         Thomas C. Chase



         /s/ Elizabeth Grossman
         ---------------------------
         Elizabeth Grossman



         /s/ Seymour Grossman
         ---------------------------
         Seymour Grossman, M.D.